[BigBand Letterhead]
June 3, 2011

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Melissa Hauber, Division of Corporate Finance

Re:	BigBand Networks, Inc. Form 10-K for fiscal year ended December 31, 2010 Commission File No. 1-33355

Ladies and Gentlemen:

On behalf of BigBand Networks, Inc. (the “Company”), I have attached the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated May 19, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010.

If you have any questions regarding the Company’s response, please do not hesitate to contact the undersigned at (650) 995-5093.

Very truly yours,

Ravi Narula
Principal Accounting and Financial Officer

Enclosure

Securities and Exchange Commission
June 3, 2011

BIGBAND NETWORKS, INC.
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENTS
AS SET FORTH IN THE STAFF’S LETTER DATED MAY 19, 2011

This memorandum sets forth the response of BigBand Networks, Inc. (“we” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated May 19, 2011 relating to the Company’s Form 10-K for fiscal year ended December 31, 2010.

This Memorandum is being filed via EDGAR.  For convenience, we have incorporated the Staff’s comments in bold typeface before each of our responses.

SEC Comment No. 1:

Form 10-K filed March 1, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
General

Please revise your disclosure in future filings to expand management’s assessment of how future performance could be materially impacted by the trends affecting your business. For example, such disclosure should address the impact the rate of domestic and international SDV deployment may have on both your product and service revenues. Your expanded analysis should also explain why management believes IPTV will have a more meaningful contribution in fiscal 2011 (as noted on page 35) and address the impact your increased inventory balance as of December 31, 2010 may have on your pricing and gross margin.

BigBand Response:

In response to the Staff’s comment, the Company will expand its MD&A disclosure in future filings on Form 10-K and Form 10-Q to include an assessment of how the Company’s future performance could be materially impacted by the trends affecting its current business.  We present some examples of potential future disclosures below:

Impact of domestic and international SDV deployments on both product and service revenues

We deliver our Switched Digital Video solution (SDV) generally by combining our core media processing modules with our converged video exchange platform, and Broadband Edge QAM.  As SDV deployments were substantially completed by some SDV adopters and new international and domestic deployments are not expected to affect our 2011 revenues to the same scale, we currently believe our SDV revenues will decline in absolute dollars in 2011 compared to 2010.

Why management believes IPTV will have a more meaningful contribution in fiscal 2011

Our IPTV (Personalized Video) solution received final lab certification from a large domestic customer and based on this customer’s deployment schedule, we believe that we will have more meaningful IPTV product revenues in fiscal 2011 compared to the $1.1 million we recognized from such products in fiscal 2010.

Securities and Exchange Commission
June 3, 2011

Impact of increased inventory balance as of December 31, 2010 may have on pricing and gross margin

Our product solutions require lead time to manufacture, and therefore we are required to order certain inventory in advance of anticipated sales. We have considered the likely impact that our increased inventory balance as of December 31, 2010 may have on our pricing, gross margins and on our provision for excess and obsolete inventory. Based on our forecasted bookings and shipment projections, we believe that the provision for excess and obsolete inventory was adequate and that our increased inventory is not expected to have a material impact on our pricing and gross margins in the near future.

SEC Comment 2:

Critical Accounting Policies and Estimates, page 31
Revenue Recognition, page 31

Tell us the nature of the costs that are netted against deferred revenues, your accounting policy for such costs, and your basis for presenting the revenues and costs on a net basis.

BigBand Response:

The Company supplementally advises the Staff that its accounting policy for deferred revenues and related deferred costs in compliance with ASC 985-605 is to defer revenues and related costs for which the Company has been paid or a valid receivable exists, and delivery or other revenue recognition criteria have not been met.  We also respectfully refer you to our response to question 3 of your SEC comment letter dated January 19, 2007, in which we discussed our accounting policy for deferred costs and where they are classified on our balance sheet in our response letter dated January 26, 2007.

Deferred revenues consist of fees primarily from customer support and to a lesser extent from product revenues and professional services.  Revenues are deferred if there are customer mandated acceptance criteria, services have not been performed or if other provisions of revenue recognition are not met.  Deferred costs, primarily related to product revenues, consist of direct material costs, related warranty provisions and direct cost of labor relating to the specific professional service projects for which revenue has been deferred. There are no costs deferred for customer support as all indirect expenses are expensed as incurred.  The related deferred costs are netted against the deferred revenues as they are directly related to such deferred revenues.

SEC Comment 3:

Note 8. Stockholders’ Equity, page 67
Equity Incentive Plans, page 67

We note that you elected to use the pooled method to account for the options exchanged in the Exchange Program you commenced on October 21, 2010.  Describe this method for us in more detail, including your accounting treatment for the newly issued RSUs and clarify your basis in the accounting literature.

BigBand Response:

On October 18, 2010, the Company’s stockholders approved a one-time voluntary stock option exchange program (Exchange) that permitted eligible employees to exchange certain outstanding stock options that had exercise prices substantially in excess of the fair market value of the Company’s common stock for a lesser number of RSUs.  Following the Exchange, options to purchase approximately 5.2 million shares were exchanged for 1.8 million RSUs. The Exchange was designed to be a value for value exchange and the incremental stock compensation charge related to the exchange program was not material.

Securities and Exchange Commission
June 3, 2011

The new RSUs exchanged for previously vested options vest in three equal installments on the dates that are 9 months, 18 months and 27 months following the RSU grant date and the RSU’s exchanged for previously unvested options vest over 36 months in 12 equal quarterly installments  following the RSU grant date.

ASC 718.20.35-3 states:

“A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured as follows:

a.  Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Topic over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date

b. Total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied. Thus, the total compensation cost measured at the date of a modification shall be the sum of the following:

1. The portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date

2. The incremental cost resulting from the modification.

c. A change in compensation cost for an equity award measured at intrinsic value in accordance with paragraph 718-20-35-1 shall be measured by comparing the intrinsic value of the modified award, if any, with the intrinsic value of the original award, if any, immediately before the modification.”

Based on the guidance in ASC 718 and in Topics 718-20-55-93 to 718-20-55-101, since all of the RSUs exchanged for the grant require a vesting period, the Company is amortizing the incremental cost over the revised service periods of these newly exchanged RSU awards.

Topic 718 allows a company to amortize the original unamortized remaining expense of the cancelled option over the revised service period of the new RSU awards along with the incremental cost comprising the total compensation (the “Pooled Approach”) or to attribute the total compensation as a bifurcated award with the remaining unamortized amount recognized over the original award and the incremental amount for the modified award attributed over the revised service period (the “Bifurcated Approach).   The notes from the FASB’s FAS123(R) Resource Group meeting on May 26, 2005, Item 7, states that either method is valid and the policy decision that is selected shall be disclosed in the notes to the financial statements.

Securities and Exchange Commission
June 3, 2011

The Company chose to follow the pooled approach for new RSU’s.  For each new RSU exchanged for previously vested options, the incremental cost became the value of the new RSU and is being expensed over the new vesting period (i.e. 27 months).  For each new RSU exchanged for previously unvested options, the original unamortized remaining expense and the incremental cost became the value of the new RSU and are being expensed over the new vesting period (i.e. 36 months). Additionally, other variables related to the expensing of the RSU’s (i.e. forfeiture rate etc.) were incorporated as part of the Company’s expense.

SEC Comment 4:

Definitive Proxy Statement filed April 26, 2011

Equity-Based Pay, page 26

As requested in comment eight of our letter dated November 6, 2008, in future filings please explain how and why actual equity awards granted to each named executive officer were determined.  We note the various factors the compensation committee considered, but your disclosure does not analyze how the committee’s consideration of these factors resulted in the amounts awarded to each executive.  Please provide us with proposed disclosure using information from your 2010 proxy statement.  See Item 402(b)(2)(vii) of Regulation S-K.

BigBand Response:

In response to the Staff’s comment, we will include additional disclosure about how specific forms of compensation were structured and implemented to reflect the named executive officer’s individual performance and/or contribution to the Company’s performance.  A sample of this disclosure for the fiscal year ended December 31, 2010 is set forth below.

Allocation of Equity Compensation Awards

During 2010, the compensation committee granted 962,000 option shares and 822,131 time-based vesting RSUs, which included 368,132 new RSUs granted in exchange for previously issued options in connection with our option exchange program, to our named executive officers as defined in Appendix A of our 2010 proxy filed with the Commission.  All of the option shares vest over a four-year period and the time-based RSUs vest over a three-year period.

The compensation committee granted an additional 96,612 performance-based RSUs to the named executives, excluding Mr. Bassan-Eskenazi, in lieu of cash compensation pursuant to our ICP program.  However, as discussed elsewhere in the Proxy, since we failed to achieve our pre-determined goals, no such equity was earned under these performance RSUs.  Lastly, Mr. Bassan-Eskenazi was granted 72,382 RSUs pursuant to our ICP program that vest upon our stock reaching certain pre-determined prices as further discussed below.

With respect to Mr. Bassan-Eskenazi, our compensation committee granted Mr. Bassan-Eskenazi 234,000 time-based RSUs, a stock option to purchase 216,000 shares and 72,382 RSUs that vest upon our stock reaching certain pre-determined prices. Our compensation philosophy would have called for Mr. Bassan-Eskenazi to receive an equity award at the 75th percentile of the then-current peer group, as defined in Appendix A of our 2010 proxy. Our compensation committee elected to grant Mr. Bassan-Eskenazi only the number of time-based equity awards as would place him in the 50th percentile of CEO equity compensation compared to the then-current peer group.  The decision to make awards at the 50th percentile reflected BigBand’s challenged performance over the preceding twelve months.  In addition, the compensation committee decided to focus additional grants to Mr. Bassan-Eskenazi on performance-based awards that the committee believes more closely align the incentives for our CEO with the level of stock price appreciation for our stockholders.

Securities and Exchange Commission
June 3, 2011

With respect to Mr. Narula, our compensation committee granted him a total of 34,000 time-based vesting RSUs on February 24, 2010 in recognition of his strong performance during the preceding year as our corporate controller.  Subsequently, Mr. Narula was promoted to the role of CFO and on June 11, 2010, he received an option grant for an additional 370,000 shares related to this appointment.  The option grant was consistent with the equity compensation of CFOs of our peer group as it related to Mr. Narula’s promotion to CFO.

With respect to Mr. Crann, our compensation committee granted him 17,200 time-based vesting RSUs on June 11, 2010 in recognition of his strong performance during the preceding year prior to becoming an executive officer of BigBand.  In addition, our compensation committee granted Mr. Crann an option to purchase 376,000 shares, which option grant is consistent with the equity compensation of our peer group when considering Mr. Crann’s promotion to Senior Vice President, Product Line Management.

With respect to the equity awards to Mr. Dhar and Mr. Horton, the compensation committee granted them each 68,799 time-based vesting RSUs on June 14, 2011. In making these awards, the compensation committee was attempting to place Mr. Dhar and Mr. Horton just below the 65th percentile in equity compensation when compared to our peer companies, which was an effort to recognize the high performance of these individuals modulated by disappointing Company performance.  Finally, on August 11, 2010, our compensation committee awarded Mr. Horton an additional RSU for 31,201 shares, with the goal of increasing the likelihood of retaining Mr. Horton’s services.

General Matters:

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ravi Narula
Ravi Narula
Principal Financial and Principal Accounting Officer

Cc:	Amir Bassan Eskenazi, CEO Robert Horton, General Counsel Ken Goldman, Chairman, Audit Committee Ernie Cortes, Ernst & Young LLP Wilson Sonsini Goodrich and Rosati, PC